Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 6, 2025

Registration No. 333-291294

$300,000,000

6.375% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer/Ticker:	First Financial Bancorp. (the “Company” or “Issuer”)/FFBC

Security:	6.375% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$300,000,000

Expected Ratings:

BBB (stable) by Kroll Bond Rating Agency

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating agency has its own methodology for assigning ratings and, accordingly, each rating should be evaluated independently of any other rating.

Trade Date	November 6, 2025

Settlement Date:	November 10, 2025 (T + 2)

Maturity Date (if not previously redeemed):	December 1, 2035

Coupon:	From and including the Settlement Date to, but excluding, December 1, 2030, or the date of earlier redemption (the “fixed rate period”) 6.375% per annum, payable semiannually in arrears. From and including December 1, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark rate (which is expected to be Three-Month Term SOFR) (each as defined in the prospectus supplement under “Description of Subordinated Notes — Interest”), plus a spread of 300 basis points for each quarterly interest period during the floating rate period, payable quarterly in arrears; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 1 and December 1 of each year, commencing on June 1, 2026. The last interest payment date for the fixed rate period will be December 1, 2030.

Floating rate period: March 1, June 1, September 1 and December 1 of each year, commencing on March 1, 2031.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of December 1, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to December 1, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, upon the occurrence of (i) a “Tax Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), (ii) a “Tier 2 Capital Event” (as defined under “Description of Subordinated Notes — Redemption” in the prospectus supplement), or (iii) the Company becoming required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof.

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including the potential redemption of our 5.25% Subordinated Notes due 2030.

Price to Public:	100%

Ranking:

The subordinated notes will be our general unsecured subordinated obligations and will be:

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junior in right of payment and upon our liquidation to any of our existing and all of our future Senior Indebtedness;

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equal in right of payment and upon our liquidation with any of our existing 5.25% subordinated notes due 2030 and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

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senior in right of payment and upon our liquidation to any of our existing and future indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to the Notes, including our obligations relating to any junior subordinated debt securities issued to our capital trust subsidiaries;

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effectively subordinated to all of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

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structurally subordinated to any existing and future indebtedness of our subsidiaries, including, without limitation, First Financial Bank’s depositors, liabilities to general creditors, and liabilities arising in the ordinary course of business or otherwise, which means that such creditors generally will be paid from those subsidiaries’ assets before holders of the Notes would have any claims to those asset.

As of September 30, 2025, the Company had $27.8 million of Senior Indebtedness outstanding on a consolidated basis, and First Financial Bank had $14.4 billion of deposits, $550.0 million of Federal Home Loan Bank advances, and $45.2 million of other short term borrowings to which the Notes will be structurally subordinated.

CUSIP/ISIN:	320209AC3 / US320209AC31

Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Janney Montgomery Scott

*Note: We expect that delivery of the Notes will be made against payment therefor on or about the fourth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+2”). Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next business day will be required, by virtue of the fact that the Notes initially will settle in T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade their Notes on the date of pricing or the next business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related Preliminary Prospectus Supplement if you request it by contacting Keefe, Bruyette & Woods, A Stifel Company at 787 Seventh Avenue, Fourth Floor, New York, NY 10019 or by e-mail at USCapitalMarkets@kbw.com, and Janney Montgomery Scott at 1717 Arch Street, Floor 19, Philadelphia, PA 19103 or by e-mail at prospectus@janney.com.

Capitalized terms used but not defined in this Pricing Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.